
ORIGINAL SORGHO WHISKEY
A Whiskey Like No Other
A Whiskey Like No Other
JAMES F.C. HYDE
1857
ORIGINAL SORGHO WHISKEY

INVEST IN EPEC - JAMES F.C. HYDE SORGHO WHISKEY

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Pioneering a gluten-free, 100% American-grown sorghum "whiskey like no other"

Sorghum is the primary ingredient of history's oldest and most popular spirit, Chinese Baijiu, and now we're using it to make a brand new type of American whiskey the world has never tasted. James F.C. Hyde Sorgho® Whiskey's unique combination of flavor and aroma notes delight the palate, whether neat, on the rocks, in classic cocktails like a Manhattan or to inspire new world class cocktails. But don't just take our word for it–The Whiskey Wash gave us a 5/5 rating, a best in category.



Steve Vanechanos
Executive Chairman of the Board
Board member of the Sweet Sorghum Association. Previously CEO of DynamicWeb, which was sold at a $50 million valuation. He was also a member of the American Stock Exchange Board of Governors.


The Epec Story
A new Whiskey like no other.

Why you may want to invest

1. Over $2.5 million invested from over 1,000 investors in nearly a decade to get to this point in our development.
2. Distribution in 10 U.S. state including the 4 largest US spirits markets of CA, TX, FL and NY.
3. Case volume of James FC Hyde Sorgho Whiskey nearly tripled in 2018 vs 2017. Q4 2018 case volume exceeded ALL of 2017.
4. Two year term of 6% Convertible Note offers investors 6% capital appreciation of invested capital per year for two years, and two years of risk mitigating conversion price protection.
5. "Best in category" and 5/5 rating from The Whiskey Wash
6. Partnerships with America's sorghum growers, including National Sorghum Producers and United Sorghum Checkoff Program
7. Major investment in Delta BioRenewables, resulted in a royalty free technology license granting access to all sorghum planting, harvesting and processing technology developed by DBR over the last decade of its operation. When paired with our Sorgho Whiskey trademark affords us proprietary, defensible competitive advantages.
8. Made TV debut with "free" airtime on KSNV segment on "Great Whiskey Cocktails".

Our Ambition

To pioneer a new category of American whiskey that rivals bourbon and rye. We believe sorghum will revolutionize the liquor industry, and we plan to lead the charge. Our team is led by a world renowned mixologist and business executives who have built multi-million dollar businesses. Sorgho Whiskey is already distributing in 10 states, including the 4 largest US spirits markets of CA, TX, FL and NY, and we're planning to launch in 3 more major states this year.

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What you are investing in

Custom Convertible Note

~~$7.15M~~ $6.5M valuation cap

First $100K investors of this fundraise will invest in a convertible note with a $6.5M valuation cap.

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Investor perks

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Choose a beige or black "James FC Hyde Orignal Sorgho Whiskey" ball cap

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Why I Like Epec - James F.C. Hyde Sorgho Whiskey

I am a proud investor in Sorgho Whiskey for several reasons.

First, it's a remarkable whiskey with an uncanny smoothness accompanied by a very appealing set of flavor and aroma notes.

Second, the sheer size of the opportunity. It boggles my mind, with the excellent quality of this sorghum whiskey, and with Chinese Baijiu being the world's oldest and most popular spirit made primarily from sorghum, that nobody thought to make an American sorghum whiskey before now. The sky's the limit for James F.C. Hyde Sorgho Whiskey's potential.

Third, the American whiskey market is hot, especially in the premium and super premium segments, both in the U.S. and abroad.

Fourth, the company did a great job... READ MORE



Dr. Mike Piegari
INVESTOR IN SORGHO WHISKEY AND PRACTICING GYNECOLOGIST

The keys to our success have been a commitment to progress, and dedication to creating the cutting edge of cocktails. It is with this in mind that we are beyond excited to provide our "stage" for the introduction of the revolutionary James F.C. Hyde Sorgho Whiskey.

Sean Muldoon
[illegible]

I imagine that you receive a lot of positive feedback; because, from the comments I heard, it was clear that everyone thought the James F.C. Hyde Sorgho Spirit was the best whiskey they had ever tasted!

Kimberly Unger
[illegible]

VIEW ALL PRESS & QUOTES

A New Category of Whiskey—100% American-Grown Sorghum

We've created an exceptionally smooth and rare whiskey from the gluten-free and environmentally friendly sorghum plant, one of the world's finest natural sweeteners.

Sorghum, or sorgho, has been the primary ingredient of the oldest spirit in history, Chinese baijiu, for over 5,000 years. Today, Chinese baijiu is by far the most popular alcohol in the world, with 1.1 billion cases sold in 2016.


JAMES
FC
HYDE

The American Market for Sorghum Spirits is Untapped

And we are proud to say we're one of the first sorghum whiskeys on the shelf.

In early 2016, James F.C. Hyde Sorgho Whiskey was officially approved a "whiskey," and we are already propelling sorghum whiskey to become a rival of bourbon and rye.



Our customers LOVE the taste of James F.C. Hyde Sorgho Whiskey

"Smooth, versatile and delicious! I've



recommended James F.C. Hyde to many of my friends who swear they don't like whiskey, and they find they LOVE this whiskey.
- Gert Miller (5-Star Facebook Review)

"I was a Jameson Irish Whiskey drinker until I tried James F.C. Hyde. It goes with everything, especially a good cigar. I would highly recommend this unique spirit."
- Randy McAdam (5-Star Facebook Review)

The Whiskey Market is Booming

The time has never been more ripe for a revolutionary new whiskey to enter the arena.

The global spirits market is worth $100+ billion and is growing at 4.5% annually. American whiskey (Bourbon, Tennessee, and Rye) was up 7.7% in revenue in 2016. As a sorghum spirit, we also plan to tap into the $80 billion market of Chinese baijiu.



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48 Million Cases Sold in 2016
2010
2012
2013
2014
2015
2016
9-Liter Cases of North American Whiskey Sold (Millions)

10,000,000 Cases of super premium whiskey sold per year	Addressable Market	**8.2%** super premiums market annual growth

We're making rapid and continuous progress in the market

We've secured distribution in ten states, including the 4 largest U.S. spirits markets (California, Texas, Florida and New York). Our sales are exploding with Sorgho Whiskey volume nearly tripling in 2018 vs 2017.

2/5 rating from The Whiskey Wash (Best in Category)	**37,939** Facebook Likes

What's next for Sorgho Whiskey?

We're planning to add at least 3 additional states in 2019



WA
OR
CA
NV
ID
MT
WY
UT
CO
AZ
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
OH
KY
TN
MS
AL
GA
FL
SC
NC
VA
WV
PA
NY
ME
AK
HI

Marketing Strategy

We are using technology neglected by traditional whiskeys, such as social media and crowdfunding, to rapidly build up a community of brand ambassadors. Our board member, Brian Van Flandern, named America's Top Mixologist by

Use of Funds

Having acquired the distiller of our Sorgho Whiskey - Jersey Artisan Distilling - we're now turning our focus and resources to build up our barrel aging inventory and to further develop the James FC Hyde Sorgho Whiskey brand

Brian Van Flandern, named America's Top Mixologist by Food Network, will also actively promote our product by building relationships with the nation's most prominent writers, restaurants, bars, and mixologists.

further develop the James FC Hyde Sorgho Whiskey brand.

Together, We'll Disrupt the Whiskey Industry

Meet the Founders

Sorgho Whiskey's founding team doesn't look like the typical liquor company team, but that's our advantage. We are public company and wall street professionals with extensive experience in managing supply chains and attracting investors. With our expertise in internet technology and digital marketing, we are uniquely qualified to build a brand and community that surpasses those of traditional whiskeys, who have failed to adopt the Internet as a growth tool. We expect our investors to join us as brand ambassadors who will use their unique talents to help us disrupt the whiskey industry!



Steve Vanechanos
Executive Chairman of the Board
Board member of the Sweet Sorghum Association. Previously CEO of DynamicWeb, which was sold at a $50 million valuation. He was also a member of the American Stock Exchange Board of Governors.



Brian Van Flandern
Board of Directors - Strategic Industry Relations
World renowned Michelin 3-Star mixologist and cocktail book author. Named America's Top Mixologist by the Food Network. Featured in dozens of publications and TV shows, and sold 200,000 book copies.



James Hyde
Vice Chairman of the Board
Former Vice Chairman of the American Stock Exchange. Proud St. Johns graduate.



Ron Miller
Co-Vice Chairman
Early ethanol pioneer as President/CEO of Fortune 1000 Aventine Renewable Energy. Founding member/chairman of the Renewable Fuels Association. Named "Entrepreneur of the Year" by Ernst and Young.



Glenn Pohs

AND THE REST OF THE TEAM



Jim Salzano
Publicity Director



Steven Heller
Corporate Secretary



Jeff Griffith
Creative Director



Steven Relis
Chief Financial Officer

Raised $2,524,884 From 279+ Investors

FUNDING HISTORY



Michael Liguori



Barnaby Zelman

Career in international trade and specialty chemical exporting and licensing worldwide. Pilot, investor, collector, and family man.



Lorissa DeLaet



Ed Watson



Craig Vom Lehn

MBA, BS in Accounting, expert in Strategy and Financial Planning/Analysis. Family man and dividend investor in Gilbert, AZ



Matthew T Sorensen

Investor. Long emerging markets, real estate,

MORE INVESTORS

Interview

– COLLAPSE ALL

WF: What is James FC Hyde Sorgho Whiskey?

E-: It's the most unique and innovative American whiskey – since the Civil War, a whiskey like no other - made from American grown, gluten free sorghum.

Armed with trademark protection for Sorgho Whiskey, our ambition is to catapult Sorgho Whiskey success into new whiskey category status, placing it on equal footing with bourbon whiskey, scotch whiskey, rye whiskey, etc.

In that context, our James FC Hyde branded Sorgho Whiskey is the tip of the spear. The original brand launching Sorgho into the mainstream of the American whiskey market.

WF: What is sorghum?

E-: We like to refer to it as "nature's miracle crop". Why would we say that? Well imagine a crop that produced both an abundance of sugar like sugarcane, AND an abundance of grain like corn, but can be grown in places neither can AND is gluten free. That's sorghum.

Environmentally respectful and spartan in its use of inputs yet generous in its bounty.

Biologically, sorghum bicolor, is an ancient grass (at least 10,000 years old) indigenous to dry semiarid regions in places like Africa, China, Australia and India. It is the fifth most important cereal grain on earth. Because it can grow in harsh environments, and is usually grown without fertilizer or irrigation, it is one of the most important staple foods for millions of poor rural people in the semiarid tropics of Asia and Africa. It is an incredibly efficient user of sunlight, water and soil nutrients. It can grow from seed to 12' - 14' in around 100 days.

Agriculturally, the United States Department of Agriculture ("USDA"), classifies sorghum as a grain. In 2015, the US planted over 8 million acres and harvested nearly 600 million bushels of grain (aka "milo").

First record of sorghum in the US comes from a Ben Franklin journal in 1757 in which he writes about using sorghum to make brooms. Nearly a century later, sweet sorghum entered the US in 1854 when the US Patent Office, seeking an alternative to southern grown sugar cane made with slave labor, imported seeds from China. The plan? Hand out sweet sorghum to "free state" farmers, north of the Mason – Dixon line, and have them develop a sugar industry independent of slave labor.

Three years into this effort a Massachusetts horticulturist, penned the first authoritative "best practices" book for planting, growing, harvesting and processing sweet sorghum. The book, "The Chinese Sugar Cane", published in 1857, and the horticulturist turned author, our namesake, Mr James FC Hyde. Hyde would later become Newton MA first mayor in 1874.

I would be remiss if I didn't talk about Chinese baijiu in the context of what is sorghum and its presence in spirits market? Chinese baijiu is one of the oldest spirits on earth, dating back at least 5,000 years. And shockingly to most Americans, it is the best selling spirit on earth. Its primary ingredient is sorghum. In 2016 baijue sold 1.1 billion cases globally. Second place, vodka, less than half baijiu's volume with just under 500 million cases.

WF: How big an opportunity is Sorgho Whiskey?

E-: First, Yogi Berra is credited with having said, "It's tough to make predictions, especially about the future".

That said, let's start with a few historical facts to consider when thinking about the potential for Sorgho Whiskey. According to the Distilled Spirits Council the "American Whiskey Boom Continues". "American whiskey – Bourbon, Tennessee and Rye – continued to captivate U.S. consumers with volumes up 6.8 percent to 21.8 million cases and revenues up 7.7 percent to $3.1 billion" in 2016.

Then consider:

1) We've developed a disruptive spirit. What we call, "The most unique and innovative American spirit since the Civil War – a whiskey like no other - made from 100% American grown sorghum";

2) Its exceptional smoothness; its uncanny quality, it's made from one of the most environmentally friendly crops in the world, and it's gluten free;

environmentally friendly crops in the world, and it's gluten free;

3) We've been granted trademark protection for "Sorgho Whiskey" and our ambition is to elevate it to new American whiskey category akin to bourbon or rye;

4) We've made substantial investment in a our Sorgho Whiskey supply chain, securing a strategic choke hold on the critical sorghum technology necessary to scale Sorgho Whiskey production to several hundred thousand cases per year;

5) While the American market for sorghum spirits is virtually untapped, sorghum is the primary ingredient used in the globe's most popular spirit, Chinese baijiu, shipping over 1.1 BILLION cases in 2016.

We like to think we've exercised a lot of foresight, anticipated the evolution of the disruptive market we're developing and we've laid a solid foundation capable of supporting a tall skyscraper. If we're as successful as we expect, we expect to be acquired by one of the big guys. And because we're a whiskey company that's built on a cornerstone of intellectual property, and because our potential is nearly unlimited, we expect the acquirer to acknowledge such with an unprecedented price multiple.

WF: How did the company get started?

E-: We started with some early experimentation in late 2013. We already had the sorghum farm and thought we were going to make biofuel. Then these cool sugars came out and it suddenly seemed like it would be a waste to burn them in cars. It made a lot more sense for us to say we should try to make a spirit out of this. If someone can make a good spirit out of sugarcane sugar, and our sugar's better than theirs, we should be able to make a good spirit out of sorghum.

We started doing some experiments with different distillers, and different leafs, and different leeching techniques. We did a bunch of that and finally settled on a formulation. It not only specified the sorghum syrup but the kind of yeast to use and the proof when it comes off the still. Then we put it in barrels. We always use new American oak, like what's required for bourbon. With the exception of starting with corn, we follow all of same the rules as the bourbon guys.

Our first label was approved as something other than whiskey. We had a legal label, bottled up some samples, and took them to an event called the Security Traders Association of New York. They were hosting a bootlegger event and it was the summer of 2015. It became our coming out party. We didn't sell anything and just shared samples. At that time we were calling the product sorghrum, a name we had trademarked. And when people asked us what it was we said it was kind of like whiskey. Mentally we had started to already position it as a whiskey. Next we applied to change our label and get into the whiskey family, and that happened very early in 2016.

WF: What's been happening these last 18 months since your last Wefunder campaign?

E-:

When we launched on Wefunder in July 2017, we were a company with a great new innovative product - Sorgho Whiskey (a sorghum whiskey) - with nearly unlimited potential, and a plan to build a successful national brand. But it was early in our journey. We had but limited distribution in four states (NJ, NY, MD & FL), and limited brand recognition.

Since, then we've expanded into more major markets. We've added Illinois, Massachusetts, Texas, California, Kansas and Nevada. We've added hundreds of points of distribution (on and off premise accounts) throughout those states. Many, nationally recognized retail brands like Total Wine, Shop Rite and Applebee's.

We've acquired the distillery - Jersey Artisan Distilling - that produces James FC Hyde Sorgho Whiskey and we've achieved several milestone accomplishments that are clear evidence of dramatic progress on the brand recognition front. We're beginning to appear in cocktail recipe books, and in our proudest moment as a brand, James FC Hyde Sorgho Whiskey made its TV debut with "free" airtime on a KSNV (NBC affiliate out of Nevada) segment on "Great Whiskey Cocktails".

In short, we've made dramatic progress from being merely a great, innovative idea and product, to achieving our goal of becoming a nationally recognized craft brand. A lot of the things we said that we were going to try and make happen, we're making happen.

WF: How have sales been?

E-: We now have distribution in 10 U.S. states, including the 4 largest spirits markets (California, Texas, Florida and New York).

As a result 2018 Q4 case volume of James FC Hyde Sorgho Whiskey exceed ALL of 2017 volume, and full year 2018 nearly tripled 2017.

With the acquisition of Jersey Artisan Distilling behind us, we're now able to invest additional resources into marketing, selling and brand development. As a management team, we remain as committed as ever to deliver "exponential", top line revenue growth. We intend to continue that effort into the foreseeable future

WF: Can you share your thoughts on the Valuation Cap of your offering?

E-: Even before we began Crowdfunding - back when we depended on Reg D private placements - our valuation has been based largely on the unique potential we have to make our disruptive and trademark protected Sorgho Whiskey an entirely new whiskey category - akin to bourbon, scotch, and rye whiskeys. Success, and there are many challenges to overcome along the way, will make us a very valuable company.

Considering George Clooney recently sold Casamigos tequila for nearly $1 billion,

the upside is dramatic if we succeed. As we execute more and more of our business plan to turn James FC Hyde Sorgho Whiskey into a nationally recognized brand, we get closer to our goal. Each milestone achievment takes some risk out of our project - effectively increasing our value.

We began "Offering" equity shares via Crowdfunding with an offering at Wefunder in July 2017 with a fully diluted Valuation Cap ("VC") of $3.6 million. We concluded an offering at Startengine, nearly a year later, on April 30, 2018 with a VC of $4.8125 million.

Since then, in addition to having raised over $700,000 from nearly 1,000 new owners / brand ambassadors, we've acquired the distillery that produces James FC Hyde Sorgho Whiskey, and continue to make dramatic progress in sales growth (2018 volume nearly tripled 2017 volume), brand awareness (appearances in whiskey cocktail books and NBC Las Vegas TV segment on "Great Whiskey Cocktails") and market penetration (now available in ten states including 4 largest U.S. markets of CA, TX, FL and NY). All important milestone achievements as we strive for long term success.

With our recent progress behind us, and our key goals and objectives looking forward, we believe a fair valuation to be $7.15 million, but preceded by an early bird discount valuation of $6.5 million for the first $100,000 invested.

In addition, we've specifically chosen to offer a convertible note, with a 6% interest rate accrual, and a 2 year term. By doing so we are assuring investors a 6% per year appreciation of capital invested, and two years of price protection in case we have overvalued our offering price.

WF: What is your marketing strategy going forward?

E-: It's a long haul kind of approach. Brand building is a long deliberate exercise.

What's new is the power of social media. We use a layered hybrid model. A heavy dose of online brand building / brand awareness campaigns, paired with a support the brick and mortar folks on the ground campaign. Think in military terms. The online campaign is the air force preparing the ground or battle field for the army and marines, to make their job on the ground a lot easier.

It means we're running a coherent campaign. Every ad we run, has clear goals and objectives. We may not succeed with what it is we're trying to accomplish with an ad, but we know exactly why we're doing it. And every ad, complements every other ad.

What does that mean in plain English. Consider a typical state - Tennessee - we're trying to break into because we perceive a home field advantage (our sorghum comes from Memphis). Even though we don't yet have a TN distributor (permitting legal on the ground sales), we're running general brand awareness ads. Purpose? Create the conditions on the ground such that a TN distributor will want to distribute James FC Hyde Sorgho Whiskey.

Once we acquire a distributor, we'll continue with the same statewide campaign, only amped up. Purpose? Help distributor sell to retailers. As retailers come aboard, another layer is added to the campaign. We bring a layer that is geographically targeted to consumers that live in the surrounding area to the retail establishments. Purpose? To help the retailers sell Sorgho Whiskey to consumers.

The case can be made, that my lack of experience and knowledge of the old formula for success in the spirit business, is an asset and not a liability. Why? Because the future path to success in this business is almost certainly dramatically different than the old formula. And I came into this with no preconceived notions about the right way to do it, only a desire to do it, an open mind and a great deal of insight into what was possible with digital marketing and advertising.

WF: Your experience is not what one would expect from a disruptive spirit entrepreneur?

E-: That's probably true.

I'm guessing there are few other leaders who are Internet geeks, including the necessary Internet patent (granted 1999, USPTO #5884309). I'm also guessing there are few other leaders who were sitting governors of a national Stock Exchange – the American Stock Exchange, where I chaired its Technology Committee and served on its Audit and Finance Committees from 2005 – 2008.

But maybe - just maybe, given the world we live in in 2019, having a heavy Internet background plus a heavy Wall street background, are big pluses when trying to launch a new spirit? If one thinks about it, launching our new Sorgho Whiskey spirit requires building a brand. Plus it requires an inventory buildup because necessary time in a barrel aging delays time to market. And both brand building and inventory accumulation require substantial capital.

A leader, not so steeped in Internet technology or at home with Wall Street, the Securities and Exchange Commission and securities law would likely approach the brand building, and financing task, relying on traditional methods.

But in 2019, we're living in an age in which digit brand building and marketing, with social networking (like Facebook) and search (like Google & Bing), has fundamentally altered the dynamics of advertising. We're all familiar now with the concept of something going "viral". I'm not implying we're relying on "viral" behavior to drive our campaigns, but I point to the phenom of "viral" to illustrate the full potential of the digital world. Unknown content can go from standing start, to huge "consumer" awareness, in an accelerated fashion, at a near zero cost basis.

The key, is to have a coherent strategy which takes full advantage of digital capabilities, to accomplish marketing / brand building campaign goals at an accelerated pace, and a minimal cost, relative to more traditional practices

Equally as relevant is how to approach the financing challenge in 2019. In

Equally as relevant is how to approach the financing challenge in 2019. In a word, Crowdfunding. With nearly 3 years of history behind it now, its becoming clear it is the perfect tool to both raise capital, and to build a retail brand. We've not only raised $700,000+, but we've built an army of about 1,000 owners / brand loyalists / brand advocates - all contributing to our project both capital and energy / enthusiasm, and helping us gain success. In short, Crowdfunding has evolved from an interesting idea when we first approached it in 2017, into a linchpin of our going forward strategy.

WF: What potential challenges worry you the most?

E-: In Robert Browning's world of literature, "a man's reach should exceed his grasp". But in the real world, if a man's got an 8' gap to cross a chasm below, his reach better not be 7'11" or tragedy will follow.

The biggest worry I have, is the scope of our challenge / opportunity, and its potential to be beyond our grasp.

The nature of what we're doing developing the James FC Hyde Sorgho Whiskey brand, requires us to drag along the developing sorghum molasses supply chain. Developing a new whiskey brand, within a new whiskey category is a pretty heavy lift. Having to drag along the supply chain to insure available raw materials adds another layer of difficulty and another potential point of failure.

While I was developing ground breaking Internet technology, I followed one simple philosophy: buy what we can, invent what we must. That philosophy hasn't changed. The reality is, if we don't develop the supply chain for our raw material, nobody will, and our growth will be constrained. It's a non optional mission that goes hand in glove with success building the James FC Hyde Sorgho Brand.

But if we're able to successfully build the Sorgho Whiskey brand AND carry along the supply chain, our strategic advantage in the spirits industry is unmatched. And we should expect a sales multiple even more attractive than George Clooney's Casamigos Tequila.

WF: What does success in 2019 mean for you?

E-: Success means achieving many of our 2019 business plan goals and objectives:

It means continuing to build up our "community" of owners / brand loyalists / brand ambassadors;

It means continuing our trend of exponential sales growth (nearly 300% in 2018 vs 2017);

It means gaining brand recognition and traction in the 10 states we're already distributed in, with a special focus on developing the 4 largest U.S. markets (CA, TX, FL & NY);

It means stimulating consumer demand and expanding brand awareness;

It means adding several key markets to our distribution list (Michigan, upstate NY, Connecticut and Tennessee);

It means further strengthening our relationship with America's sorghum growers, in the form of potential market development resources from United Sorghum Checkoff Program;

It means continuing to build up our barrel aging inventory to support surging demand for James FC Hyde Sorgho Whiskey;

And it means making progress utilizing our technology license to scale the production of sorghum by transplanting it to the America's Sorghum Capital - the great state of Kansas.

WF: What are your biggest selling points as a business?

E-: The baijiu and the sorghum point, is that the largest selling spirit on earth is made from sorghum. In the U.S. sorghum is barely known. The concept that the world's most popular spirit - baijiu - is made larely from sorghum is a well kept secret.

If we can get that point across, there's a huge untapped opportunity, and there's no real competition. We've got all of these advantages to dominate the space. It's a no brainer if you're betting on futures, which is really what it's about.

We'd like to think we laid the right foundation by having deep involvement, a core competency and a royalty free license for the production of sorghum molasses (the must have ingredient required to produce sorghum whiskey), and then having the intellectual property - a trademark on sorgho whiskey - assuring a defensible competitive advantage.

We really like to think we've done a lot of forethought and that we've laid a lot of the foundation in preparation for building a really tall building. If we're successful I expect to get bought out, because I'm not going to run this thing. When it turns into just running the trains on time, you need another leader. You need somebody not me.

WF: Ownership in Subsidiaries and Affiliate Companies

E-: Presently, Epec has a proprietary interest in the following companies in Delta Bio Renewables, LLC, The Sorgho Alliance, Inc., Epic Spirits, Inc., and Jersey Artisan Distilling, Inc. More information on each entity is provided herein.

1. Delta Bio Renewables, LLC

The foundation of our SCP effort began with our investment in Delta BioRenewables, LLC ("DBR") in 2012. DBR has entered into a license agreement with Epec under which DBR and Epec collectively establishing quality standards for the sorghum syrup that can be used to make licensed Sorgho Whiskey® and DBR is required to pay Epec a 5% fee on all syrup sold for the production of licensed Sorgho Whiskey®.

Since 2009, DBR's focus has been to develop technology to enable production of high volume and quality, low cost sorghum sugar/syrup. It's been doing so by first incorporating as much sugar cane automated production equipment and technologies as practical into its own sorghum sugar processing operation. Further, it has developed proprietary technology, methods, best practices and techniques that are sorghum sugar extraction/processing specific (not necessarily applicable to sugar cane industry).

DBR, with our cooperation, is in the process of seeking a suitable sorghum grower to transplant its technology to further scale production.

2. The Sorgho Alliance, Inc.

The Company formed a wholly-owned subsidiary, The Sorgho Alliance, Inc. (f/k/a the Sorghrum™ Alliance, Inc.), for the purpose of launching our Sorgho Whiskey® brand and to handle all future licensing opportunities of the mark to sorghum sugar producers and Sorgho Whiskey® distillers, which will then be responsible for: 1) developing product standards (for both sorghum distiller's sugar and Sorgho Whiskey® spirits); 2) licensing use of the trademark to producers of sorghum sugar and distillers of Sorgho Whiskey®; and 3) managing compliance and the enforcement of its mark and licensing agreements. The Sorgho Alliance, Inc. will receive license fees from trademark users and other companies seeking to market Sorgho Whiskey® spirit products.

The Sorgho Alliance, Inc. ("SA"), on July 18, 2015, entered into a licensing agreement with Jersey Artisan Distilling, Inc.. Since then, JAD has been producing Sorgho Whiskey for us. With our acquisition of JAD, the license agreement has effectively been rendered moot

3. Epic Spirits, Inc.

The Company formed Epic Spirits, Inc. ("Epic Spirits") as a wholly-owned subsidiary to ensure that the first effort to launch the Sorgho Whiskey® spirit will be well resourced and highly dedicated. To that end, Epic Spirits will manage the production, marketing, and distribution of its own branded Sorgho Whiskey® –

James F.C. Hyde Sorgho Whiskey®.

4. Jersey Artisan Distilling, Inc.

Jersey Artisan Distilling, Inc. ("JAD" or the "Distillery") is a craft Distillery founded in 2011 and by its Master Distiller Brent Braue. JAD has been the exclusive producer of James F.C. Hyde Sorgho Whiskey®. JAD has produced more sorghum based whiskey than any other distillery in the U.S. The Distillery is located at 32C Pier Lane West, Fairfield, NJ 07004.

On May 17, 2018, Epec completed the acquisition of JAD.

WF: Industry Analysis and Competiton ^

Sales of distilled spirits reached nearly $72B in 2016, as strong growth in the whiskey segment drove demand for super-premium alcohol brands. The spirits sector saw volume growth of 2.4%, revenue growth up 4.5% and export volume growth up 6.8%. High end premium and Super Premium categories drove case growth and revenue growth. In the American whiskey segment, High End Premium revenues were up 5.7% to $1.8B as the price category's revenue leader, Super-Premium volume sales were up 11.8% as the price category's volume increase leader, according to The Distilled Spirits Council. Overall, American whiskey sales were up 6.8% in volume to 21.8M cases, and revenues were up 7.7% to $3.1B in sales.

The Distilled Spirits Council has determined that several factors are contributing to the spirits industry's steady growth, including:

- the American Whiskey trend has plenty of room for growth, with the country trending back to historic levels of whiskey consumption.
- Consumer demand for brands with authentic, interesting backstories.
- Local distilleries drive interest in overall spirits category and help modernize state and local laws.
- Cocktails uniquely positioned to meet adult millennials' demand for unique experiences.
- Spirits are now a fixture in popular culture and have become part of the norm.

Over the past decade plus, the U.S. wine and spirits industry has undergone dramatic consolidation and realignment of brands and brand ownership. The number of major importers in the U.S. has declined significantly. Today there are eight major companies: Diageo PLC, Pernod Ricard S.A., Bacardi Limited, Brown-Forman Corporation, Beam Suntory Inc., Davide Campari Milano-S.p.A., Remy Cointreau S.A. and Constellation Brands, Inc. A proliferation of new products and new expressions of existing brands within some of these companies, such as Smooth Amber by Pernod Ricard and Westland Distillery by Remy Countreau, demonstrates strength of the industry.

The beverage alcohol industry is highly competitive. We believe that we can compete on the basis of a unique product, quality, and by building brand recognition. Sorgho Whiskey® is positioned as a super premium brand – a category showing significant annual growth in revenue and volume sales, with room to grow. Our product will compete with other alcoholic and nonalcoholic beverages for consumer purchases, retail shelf space, restaurant presence and wholesaler attention. We will be competing with numerous multinational producers and distributors of beverage alcohol products, many of which have greater resources than us.

We have four direct competitors in the sorghum whiskey space, including:

1. SS Sorghum Whiskey, distilled by Still 630.
2. Southern Revival Brand Sorghum Whiskey, distilled by High Wire Distilling Co.
3. Queen Jennie, distilled by Old Sugar Distillery.
4. Brown Dog Sorghum Whiskey, distilled by AeppelTreow.

WF: Product Distribution ^

E-: Of all the commercially produced and sold spirits today, we are not aware of any that require a feedstock as scarce or as expensive as sorghum sugar. Those facts alone, are enough to drive our management's decision to position James F.C. Hyde Sorgho Whiskey® as a super-premium whiskey.

Premium and Super Premium spirits of all kinds generally justify their premium pricing because of expensive production costs and supply scarcity. Some premium spirits, like Tito's, claim to distill its Vodka six times – the effect: improve product quality and add to production cost. Others, like single malt scotch producer Macallan, use extended barrel aging periods to add to production costs, improve product quality and create supply scarcity. A recent price for a bottle of Macallan 15-year-old scotch carries a suggested retail price of $100 per 750ml bottle.

Also, by tracing sorghum's sugar history back to its abolitionist roots, and bringing prominent sorghum advocate, James F.C. Hyde, back to life with our brand, we are injecting a sense of 'old and traditional' into the whiskey – again to appeal to consumers of other super premium whiskeys.

Our plan is to focus our marketing effort on a our home state of New Jersey, and neighboring New York City, while preparing the ground for other states we believe afford us a "home field advantage". Within New Jersey our campaign will target opinion leaders in the spirits industry – while expanding our multi-tiered integrated digital advertising paired with our brick and mortar, distributor friendly strategy. Success in our test markets of New Jersey and NYC, becomes the blue print for success – in derivative form – in other home field advantage states in which ground preparation activities are presently underway.

WF: Marketing Strategy ^

E-: The challenge any new consumer brand faces is the need to simultaneously stimulate consumer demand while driving product availability throughout a distribution channel. In that context we view our marketing, advertising, brand

distribution channel. In that context, we view our marketing, advertising, brand development & brand awareness activities as part of a larger campaign to serve to stimulate consumer demand. To meet this demand, we plan to increase product availability via our increasing distributor network who will promote and place the product for retail purchase and consumption.

Our go to market strategy is predicated on the unprecedented capability and value of digital advertising. From the capability perspective, social media platforms such as Facebook enables us to: 1) tailor messaging to various targeted audiences based on demographics, interests and geography; 2) build a database from the targeted audience that offered a positive response for future harvesting; and 3) execute on a cost basis that is a mere fraction of traditional media. Search advertising offers a different kind of targeting and conversion, for example by "interest" predicated on search terms, such as "sorghum whiskey" or "gluten free whiskey"—direct descriptors of our James FC Hyde Sorgho Whiskey®. Again at an deeply discounted cost compared to traditional marketing methods.

With an exclusive focus in the U.S. Market, our campaign to drive brand awareness and demand will continue to depend on digital advertising, and on an increasingly larger scale. We will continue with Facebook as the foundation, both tapping into and growing our almost 38,000 Facebook "Like" fans.

Our on the ground, brick and mortar activities are prioritized according to states in which we believe we possess some kind of Home Field Advantage ("HFA"). Examples include New Jersey, the state in which we manufacture our product, Tennessee, where our sorghum is sourced, and Kansas, the country's leading producer of sorghum. Once a state is classified as having a HFA , we work to identify potential distributors who may be a good fit with our brand and mission. We target distributors that specialize in selling craft brands as opposed to the well-known, national brands. In pitching to distributors, our goal is to be the most distributor friendly brand in the industry. We then work to support our distributors by intensifying the relevant digital ad campaign, facilitating the movement of Sorgho Whiskey® from the distributor's warehouse to retail outlets.

In addition to our integrated strategy of digital ads supporting on the ground brick and mortar distributors, we expect to do "traditional" on the ground event and activities. These include trade shows, whiskey tasting events, distributor sales force training, bartender events, and product tastings organized within retail outlets. While we believe there is still a need for these events, and there is value in them when properly utilized, we fully expect the lion's share of our marketing budget will will be invested in our integrated campaign of coordinated digital advertising supporting actual events on the ground.

The United Sorghum Checkoff Program ("USCP") represents America's sorghum growers nationally. It is a "producer-funded organization dedicated to improving the sorghum industry through research, promotion and education." See http://www.simplysorghum.com We have been a participant in USCP'S Cooperative Branding program since 2016 and recipient of a $5,000 grant in 2016, $2,500 in 2017 and additional $5,000 in 2018. The Cooperative Branding program affords advertising grants to active participants.

As our progress with James FC Hyde Sorgho Whiskey® has advanced, our relationship with USCP has strengthened. Witness, our recent invitation to attend the 2017 Commodity Classic in San Antonio, cosponsored by USCP, and to pour samples of our Sorgho Whiskey® in their booth. Our intention is to continue to strengthen this relationship, striving for the greatest level of advocacy we can earn from USCP. With USCP in the lead, we believe we can gain vast and endearing support within the sorghum grower community through this network.

We also intend to pursue co-marketing relationships with other producers of sorghum value added products. An example is Silver Palate Kitchen of Dumont NJ, which is now marketing a cereal brand, Grain Berry, with ONYX Sorghum. We believe anybody that spreads the word of the virtue of sorghum benefits the sorghum community as a whole. Our goal is to coordinate these campaigns and activities to leverage up the value of each advertising dollar invested.

WF: Government/Regulatory Approval and Compliance of the Distillery ^

The Company relies upon a third party licensed distiller –Jersey Artisan Distilling – for production and sales. Distilleries in the United States are subject to extensive federal, state and local laws and regulations, which are subject to change over time, including but not limited to the Federal Alcohol Administration Act, U.S. Customs Laws, Internal Revenue Code of 1986, and the Alcoholic Beverage Control Laws of all fifty states. The U.S. Treasury Department's Alcohol and Tobacco Tax and Trade Bureau ("TTB") regulates the production, blending, bottling, sales and advertising, and transportation of alcohol products. The Distillery's production operations are regulated by the state of New Jersey, and its sales and marketing activities are regulated by each state in which it markets products. Also, each state regulates the advertising, promotion, transportation, sale and distribution of alcohol products within its jurisdiction. The TTB Permit does not need to be renewed annually, whereas the New Jersey distiller's license is renewed every 12-month period.

The Company and JAD are also subject to U.S. regulations on the advertising, marketing and sale of beverage alcohol. Labeling of spirits is also regulated in many markets, varying from health warning labels to importer identification, alcohol strength and other consumer information. All beverage alcohol products sold in the U.S. must include warning statements related to risks of drinking beverage alcohol products. The distribution of alcohol-based beverages is also subject to extensive federal and state taxation in the U.S. The Distillery's licenses and permits could be revoked, suspended, or denied renewal cause at any time if the government determines that the Distillery's conduct violates applicable regulations. The Company believes that it and JAD is/are in material compliance with applicable federal, state and other regulations. However, the Company and JAD operate in a highly regulated industry which may be subject to more stringent interpretations of existing regulations. Future compliance costs due to regulatory changes could be significant.

The Distillery is dependent on the following regulatory approvals:

- Distillery's TTB Basic Permit, which was first granted in 2013.
- Distillery's NJ Craft Distillery license, which was first granted in 2013.

Expenditures for compliance with federal, state and local environmental laws and regulations are fairly consistent from year to year and are not material to the Company and/or JAD. Such expenditures were approximately $1,000 for JAD in 2016. No material change is expected in fiscal year 2017.

Ongoing Reporting Compliance
The Company has not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, has not previously failed to comply with the requirements of Rule 202.

WF: Cash in Bank/Burn Rate

E-: On December 30, 2018 the Company had approximately $50,000 in available cash and averages a burn rate of approximately below $15,000 per month. Our current runway is approximately three months.

Ask a Question

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Justin Davis INVESTOR Mar 6
Hey, Steve! Lots of great updates coming out! Just circling back to see if you heard anything from Wefunder about the 365 day maturity period start date...? Thanks - Justin
ANSWER IGNORE

Craig Vom Lehn Nov 22 2017
When do you expect to send out your next update?
ANSWER IGNORE

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RISKS

1 The proceeds of the Offering may be insufficient. The Company believes that the maximum offering amount of $255,000 will be sufficient to fund the Company's operations and further development and investment in the sorghum supply chain and production cycle. However, if management's assumptions are incorrect, or if budgeted amounts are inadequate due to cost overruns, increased operating costs, or unexpected developments, the proceeds of the Offering may be insufficient for such purpose. In such event, we would likely require additional capital investment or debt financing to fund the above-referenced needs, and there can be no certainty that we would then

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OTHER DISCLOSURES

Read the **Form C** filed with the SEC for other important disclosures, like financial statements, Directors, Officers, shareholders with more than 20% of voting rights, use of funds, and more.

THE FUNDING PORTAL

Epec - James F.C. Hyde Sorgho Whiskey is conducting a Regulation Crowdfunding offering via **Wefunder Portal LLC**. CRD Number: #283503.

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